Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated January 8, 2019

Relating to Preliminary Prospectus Supplement dated January 8, 2019

To Prospectus dated February 16, 2018

Registration No. 333-223067

This free writing prospectus relates only to the securities referred to in, and should be read together with, the amended preliminary prospectus supplement dated January 8, 2019 and the prospectus dated February 16, 2018 (including the documents incorporated by reference in such preliminary prospectus supplement) and the free writing prospectus dated January 7, 2019 relating to these securities.

The information set forth below, which is included in the amended preliminary prospectus supplement dated January 8, 2019, updates and supersedes the information provided in the preliminary prospectus supplement dated January 7, 2019. You should refer to the amended preliminary prospectus supplement dated January 8, 2019 and the prospectus dated February 16, 2018 (including the documents incorporated by reference in such preliminary prospectus supplement) for more complete information.

The table below reconciles Adjusted EBITDA, Adjusted EBITDA margin and free cash flow to net income for the periods presented.

	Year Ended December 31,			Nine Month Period Ended
Dollars in thousands	2015	2016	2017	September 29, 2017	September 28, 2018
Adjusted EBITDA
Net Sales	$1,113,627	$1,155,288	$1,186,206	$874,011	$891,517
Net income attributable to DJO Global	(340,927)	(286,303)	(35,894)	(97,045)	(60,754)
Discontinued operations	157,580	(1,138)	(309)	(228)	(486)
Interest expense, net	172,290	170,082	174,238	129,446	136,299
Income tax provision (benefit)	12,256	(6,853)	(60,720)	6,677	12,201
Depreciation and amortization	117,455	117,893	111,261	83,001	79,386
Impairment of goodwill	—	160,000	—	—	—
Inventory adjustments	—	18,013	—	—	—
Loss on disposal of assets, net	777	949	1,403	983	(125)
Restructuring and reorganization(1)	12,843	16,838	58,775	50,441	35,222
Acquisition integration(2)	8,635	10,350	2,106	1,457	1,447
Blackstone monitoring fee	7,000	7,000	6,225	5,250	—
Loss on modification and extinguishment of debt	68,473	—	—	—	—
Other add-backs and reporting adjustments	4,455	14,374	(156)	1,998	(9,497)

Adjusted EBITDA(3)	$220,837	$221,205	$256,929	$181,980	$193,693
% margin	19.8%	19.1%	21.7%	20.9%	21.9%
Capital expenditures	(44,665)	(51,428)	(47,361)	(33,597)	(40,758)

Free cash flow(4)	$176,172	$169,777	$209,568	$148,383	$152,935

(1)

Restructuring and reorganization adjustments represent a series of business transformation initiatives undertaken by DJO in order to improve its profitability, including third-party consulting fees for cost savings initiatives, severance and COBRA payments in connection with the reductions in force and redundant costs of establishing offshore shared services.

(2)	Consists of costs related to the integration of new businesses acquired.
(3)

Certain one-time costs including (i) primarily IT automation in 2015; (ii) primarily executive severance payments and legal costs related to unusual and onetime items in 2016; and (iii) primarily one-time bad debt run rate adjustments in 2018.

(4)	We define free cash flow as adjusted EBITDA less capital expenditures.

SELECTED UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION OF THE COMPANY AND DJO GLOBAL, INC.

The following unaudited pro forma consolidated condensed financial information of Colfax Corporation (“Colfax”) is presented to illustrate the estimated income statement effects of the acquisition of DJO Global, Inc. (“DJO”) as such data may have appeared if the Acquisition had been completed on January 1, 2017. The unaudited pro forma consolidated condensed balance sheet information is presented as if the Acquisition had been completed on September 28, 2018. The unaudited pro forma consolidated condensed financial information has been derived from and should be read in conjunction with:

•

Colfax Corporation’s audited consolidated financial statements and related notes as of, and for the year ended, December 31, 2017, included in Colfax’s Annual Report on Form 10-K for the year ended December 31, 2017 and incorporated by reference herein;

•

Colfax Corporation’s unaudited consolidated financial statements and related notes contained in Colfax’s Quarterly Report on Form 10-Q, as of and for the nine months ended September 28, 2018 and incorporated by reference herein;

•

DJO Global, Inc’s audited consolidated financial statements and related notes as of, and for the year ended, December 31, 2017 contained in Colfax’s Current Report on Form 8-K filed on January 7, 2019; and

•

DJO Global, Inc’s unaudited consolidated financial statements and related notes as of and for the nine months ended September 29, 2018 contained in Colfax’s Current Report on Form 8-K filed on January 7, 2019.

To prepare the unaudited pro forma consolidated condensed financial information, the historical financial statements of DJO have been adjusted to reflect certain reclassifications to conform to Colfax’s financial statement presentation as described in “Unaudited Pro Forma Consolidated Condensed Financial Information of the Company and DJO Global, Inc.” Pro forma adjustments were made to Colfax’s historical consolidated financial information to reflect items that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated operating results of Colfax.

The pro forma financial statements do not reflect the costs of any integration activities, possible or pending asset dispositions, the benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Acquisition.

The pro forma financial statements are presented for informational purposes only and do not purport to represent what the results of operations or financial condition would have been had the Acquisition actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of the consolidated company for any future period or as of any future date. The pro forma financial statements have been prepared in advance of the close of the Acquisition; the final amounts recorded upon the closing of the Acquisitions may differ materially from the information presented.

The unaudited pro forma consolidated condensed financial data has have prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, which are subject to change and interpretation. The acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated condensed financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma consolidated condensed financial data and the consolidated company’s future results of operations and financial position.

See “Unaudited Pro Forma Consolidated Condensed Financial Information of the Company and DJO Global, Inc.”

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

COLFAX CORPORATION

(in thousands, except per share amounts)	Pro Forma for the year ended 12/31/2017	Pro Forma for the nine months ended 9/28/2018

Net sales	$4,486,390	$3,573,103
Cost of sales	2,763,825	2,214,359

Gross profit	1,722,565	1,358,744
Selling, general and administrative expense	1,356,648	1,057,320
Restructuring and other related charges	127,126	76,013
Goodwill and intangible asset impairment charge	152,700	—
Pension settlement loss (gain)	46,933	—

Operating income	39,158	225,411
Interest expense, net	190,501	146,636
Loss on short term investments	—	10,128

Income (loss) from continued operations before income taxes	(151,343)	68,647
Provision for income taxes	(91,132)	6,916

Net income (loss) from continuing operations	(60,211)	61,731
Income from discontinued operations, net of taxes	224,356	(30,776)

Net income (loss)	164,145	30,955
Less: income attributable to noncontrolling interest, net of taxes	19,216	12,567

Net income (loss) attributable to Colfax Corp.	$144,929	$18,388

Pro Forma Adjusted EBITDA(1)	$679,060	$530,772
Net income (loss) per share – basic
Continuing operations	$(0.44)	$0.47

Discontinued operations	$1.63	$(0.23)

Consolidated operations	$1.19	$0.24

Net income (loss) per share – diluted
Continuing operations	$(0.44)	$0.46

Discontinued operations	$1.63	$(0.23)

Consolidated operations	$1.19	$0.23

Pro Forma As of 9/28/2018
Total Assets	$9,982,031
Total Liabilities	$6,227,131
Total Equity	$3,754,900
Total Liabilities and Equity	$9,982,031

(1)	The table below reconciles Pro forma Operating income to Pro forma Adjusted EBITDA for the periods presented.

Dollars in thousands	Pro Forma for the year ended 12/31/17	Pro Forma for the nine months ended 9/28/18
Pro forma Adjusted EBITDA
Pro forma Operating income	$39,158	$225,411
Goodwill and intangible asset impairment charge	152,700	—
Restructuring and other related charges(1)	127,126	76,013
Depreciation and amortization	300,947	239,218
Inventory step up	1,304	3,060
Other income (expense)	2,113	(1,040)
Pension settlement loss (gain)	46,933	—
Acquisition integration(2)	2,106	1,447
Other add-backs and reporting adjustments(3)	(156)	(12,366)
Loss (gain) on asset disposals, net	1,403	(125)
Blackstone monitoring fee	6,225	—
Net income attributable to noncontrolling interests	(799)	(846)

Pro forma Adjusted EBITDA	$679,060	$530,772

(1)	Consists of Colfax Restructuring and other related charges and DJO restructuring and reorganization adjustments, as described above.
(2)	Consists of DJO acquisition integration adjustments, as described above.
(3)	Consists of DJO other add-backs and reporting adjustments, as described above.

USE OF PROCEEDS

We expect that the net proceeds from this offering will be approximately $                million after deducting the estimated discount to the underwriters and the related fees and expenses of this offering. We intend to use the net proceeds from this offering to fund a portion of the purchase price payable under the Merger Agreement, as well as for general corporate purposes. Actual amounts may differ from these estimates.

Completion of this Units offering is not contingent on completion of the consummation of the Acquisition or the Other Financing Transactions. The consummation of the Acquisition and the Other Financing Transactions are not contingent on the completion of this Units offering. However, if the closing of the Acquisition has not occurred on or prior to May 19, 2019, or if, prior to such date, the Merger Agreement is terminated, we may elect to redeem all, but not less than all, of the outstanding purchase contracts on the terms described under “Description of the Purchase Contracts—Merger Termination Redemption”. We cannot assure you that we will elect to redeem the notes in these circumstances and, if we do not redeem the outstanding purchase contracts, we intend to use the proceeds from this offering general corporate purposes. If we elect to exercise our merger termination redemption option, then holders of the amortizing notes will have the right to require us to repurchase some or all of their amortizing notes on the terms described under “Description of the Amortizing Notes—Repurchase of Amortizing Notes at the Option of the Holder”.

The following table outlines the sources and uses of funds for the Merger, assuming the underwriters do not exercise their respective options to purchase additional Units in this offering. The table assumes that the Merger, this Units offering and the Other Financing Transactions are completed simultaneously, but this Units offering and the Other Financing Transactions are expected to occur before completion of the Merger. Amounts in the table are in millions of dollars and are estimated, and actual amounts may vary from the estimated amounts.

Sources and Uses

(In millions) Sources	Amount	Uses	Amount
Cash	$100	Consideration for the Acquisition, including repayment and redemption of DJO indebtedness(4)	$3,178
Units offered hereby(1)	400	Estimated transaction fees and expenses(5)	84
Other Financing Transactions(2)		Repayment of Colfax historical indebtedness	646
New Credit Facility	2,408
Debt securities offering(3)	1,000

Total Sources	$3,908	Total Uses	$3,908

(1)

Assumes for illustrative purposes only that the over-allotment option is not exercised and the proceeds from this offering will aggregate to $400 million. This amount is subject to change. Any increase or decrease in the proceeds from this offering are expected to result in a change to the borrowings under the New Credit Facility.

(2)

For a description of the Other Financing Transaction, see “The Transactions—The Financing Transactions.” This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any debt securities being offered in the debt securities offering, which will be made by a separate offering document and is not part of the offering to which this prospectus supplement relates.

(3)

The offering of debt securities, if it occurs, will be made by a separate offering document and is not part of the offering to which this prospectus supplement relates. The debt securities could also be issued in a smaller or larger dollar amount or with terms differing materially from those indicated in this prospectus supplement. In addition, if we are not able to raise gross proceeds in the amounts contemplated or at all, we may draw funds under the Bridge Facility. See “The Transactions—The Financing Transactions.” The

timing, amounts and terms of any such issuance will depend on market conditions and other factors, and our financing plans may change.
(4)

The final determination of the purchase price to be paid in the Acquisition will be based on DJO’s net assets acquired as of that date and the amount of DJO indebtedness repaid and, as a result, will depend on a number of factors that cannot be predicted with certainty.

(5)

Includes estimated legal, accounting and other fees and expenses associated with the issuance of the Units and the Other Financing Transactions concurrently with such issuance, including the underwriters’ discounts and fees.

CAPITALIZATION

The following table shows, as of September 28, 2018, our capitalization:

•	on an actual basis;

•

on an as adjusted basis to reflect the sale of Units by us in this offering at a public offering price of $100 per Unit (but not the application of the net proceeds therefrom to fund the Acquisition) after deducting underwriting discounts and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional Units);

•	on an as adjusted pro forma basis to further reflect:

•	the Other Financing Transactions and payment of related fees and expenses; and

•	the consummation of the Acquisition, including the redemption and repayment of DJO indebtedness.

This offering is not contingent on completion of the Other Financing Transactions or the consummation of the Acquisition. The Other Financing Transactions and the consummation of the Acquisition are not contingent on the completion of this Units offering. The information in this table is not necessarily indicative of our future cash and cash equivalents and capitalization, and is qualified in their entirety by our financial statements and the related notes and other information incorporated by reference in this prospectus supplement and the accompanying prospectus. This table should be read in connection with the sections entitled “Prospectus Supplement Summary—Recent Developments”, “Risk Factors”, “Use of Proceeds”, “Summary Consolidated Historical Financial Data of Colfax” and “Summary Historical Consolidated Financial Data of DJO” and each of our and DJO’s consolidated financial statements and related notes thereto.

	September 28, 2018(1)
(in thousands, except per share data)	Actual	As Adjusted	As Adjusted Pro Forma
Cash and cash equivalents	$285,900	$673,900	$213,519
Total debt, including current portion	1,142,008	1,202,109	3,940,708
New Credit Facilities(2)	—	—	2,395,061
2025 Notes(3)	401,661	401,661	401,661
New debt securities(4)	—	—	987,500
Senior amortizing notes that are components of the Units(5)	—	60,101	60,101
Existing Term Loan and Revolver(6)	643,962	643,962	—
Other Debt(7)	96,385	96,385	96,385
Shareholders’ equity:
Common stock, $0.001 par value per share; 400,000,000 shares authorized; 117,199,449 shares issued and outstanding actual; 131,692,249 shares issued and outstanding pro forma and 131,692,249 shares issued and outstanding pro forma as adjusted	117	117	117
Additional paid-in capital(8)	3,051,695	3,379,594	3,379,594
Retained earnings	945,944	945,944	893,014
Accumulated other comprehensive loss	(735,894)	(735,894)	(735,894)

Total Colfax Corporation equity	3,261,862	3,589,761	3,536,831
Noncontrolling interest	216,460	216,460	218,069

Total equity	3,478,322	3,806,221	3,754,900

Total capitalization	$4,620,330	$5,008,330	$7,695,608

(1)

Assumes for illustrative purposes only that the over-allotment option is not exercised and that the proceeds from this offering will aggregate to $400 million. This amount is subject to change. Any increase or decrease in the proceeds from this offering are expected to result in a change to the borrowings under the New Credit Facility.

(2)	Represents amounts borrowed under the new credit facilities. See “The Transactions—The Financing Transactions—New credit facilities”.
(3)

Represents the aggregate principal amount of €350 million of Colfax’s 3.25% senior notes due 2025, issued on April 19, 2017, and reflects the conversion of the principal amount into U.S. dollars based on exchange rates as of September 28, 2018. See “Description of Certain Indebtedness—2025 Notes”.

(4)

Reflects the aggregate principal amount of the debt securities, net of deferred financing fees, we currently expect to be offered as part of the Financing Transactions to fund the Acquisition. See “The Transactions—The Financing Transactions—Debt Securities Offering”. The debt securities could also be issued in a smaller or larger dollar amount or with terms differing materially from those indicated in this prospectus supplement. In addition, if we are not able to raise gross proceeds in the amounts contemplated or at all, we may draw funds under the Bridge Facility. See “The Transactions—The Financing Transactions.” The timing, amounts and terms of any such issuance will depend on market conditions and other factors, and our financing plans may change. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any debt securities being offered in the debt securities offering, which will be made by a separate offering document and is not part of the offering to which this prospectus supplement relates.

(5)

Each Unit will include an amortizing note, as described under “Description of the Units.” The exact amount of the principal amount of these amortizing notes will not be determined until the pricing of this offering. We have assumed that 15.489% of the stated amount of the Units will be represented by the amortizing notes. For each additional $1.0 million of the stated amount of the Units represented by the amortizing notes, we would incur an additional $0.155 million of indebtedness.

(6)	Represents existing Term Loan due June 5, 2020 and Revolver.
(7)	Represents other existing indebtedness of Colfax and its subsidiaries (including DJO and its subsidiaries) that will remain outstanding after completion of the Acquisition.
(8)

Each Unit will include a purchase contract, as described in “Description of the Purchase Contracts.” We will account for the purchase contracts that are components of the Units as equity and expect to record the initial fair value of these purchase contracts, net of the underwriting discounts and offering expenses allocated to the purchase contracts, as additional paid-in capital. The exact amount we record as additional paid-in capital will not be determined until the determination of the final offering expenses of this offering. We have assumed that 84.511% of the stated amount of the Units will be represented by the purchase contracts.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION OF THE COMPANY AND DJO GLOBAL, INC.

The following unaudited pro forma consolidated condensed financial information of Colfax Corporation (“Colfax”) is presented to illustrate the estimated income statement effects of the acquisition of DJO Global, Inc. (“DJO”) as such data may have appeared if the Acquisition had been completed on January 1, 2017. The unaudited pro forma consolidated condensed balance sheet is presented as if the Acquisition had been completed on September 28, 2018. The unaudited pro forma consolidated condensed financial information has been derived from and should be read in conjunction with:

•

Colfax Corporation’s audited consolidated financial statements and related notes as of, and for the year ended, December 31, 2017, included in Colfax’s Annual Report on Form 10-K for the year ended December 31, 2017;

•	Colfax Corporation’s unaudited consolidated financial statements and related notes contained in Colfax’s Quarterly Report on Form 10-Q, as of and for the nine months ended September 28, 2018;

•	DJO Global, Inc’s audited consolidated financial statements and related notes as of, and for the year ended, December 31, 2017; and

•	DJO Global, Inc’s unaudited consolidated financial statements and related notes as of and for the nine months ended September 29, 2018.

To prepare the unaudited pro forma consolidated condensed financial information, the historical financial statements of DJO have been adjusted to reflect certain reclassifications to conform to Colfax’s financial statement presentation as described in Note 3. Pro forma adjustments were made to Colfax’s historical consolidated financial information to reflect items that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated operating results of Colfax.

The pro forma financial statements do not reflect the costs of any integration activities, possible or pending asset dispositions, the benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies that may result from the Acquisition.

The pro forma financial statements are presented for informational purposes only and do not purport to represent what the results of operations or financial condition would have been had the Acquisition actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of the consolidated company for any future period or as of any future date. The pro forma financial statements have been prepared in advance of the close of the Acquisition; the final amounts recorded upon the closing of the Acquisitions may differ materially from the information presented.

The unaudited pro forma consolidated condensed financial data has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, which are subject to change and interpretation. The acquisition accounting is dependent upon certain valuations and other studies that have yet to be completed. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma consolidated condensed financial data. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma consolidated condensed financial data and the consolidated company’s future results of operations and financial position.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

COLFAX CORPORATION

	As of 9/28/2018	As of 9/29/2018
(in thousands)	Historical Colfax	Historical DJO	Equity- Related Adjustments		Debt- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 7)
Assets
Cash and cash equivalents	$285,900	$27,619	$388,000	(a)	$2,733,219	(a)	$(3,221,219	)(a)	$213,519
Trade receivable, net	953,881	172,492	—		—		—		1,126,373
Inventories, net	484,242	183,837	—		—		—		668,079
Other current assets	227,249	31,329	—		—		(2,182	)(b)	256,396

Total current assets	1,951,272	415,277	388,000		2,733,219		(3,223,401)		2,264,367
Property, plant, and equipment, net	494,377	143,041	—		—		—		637,418
Goodwill	2,524,134	878,689	—		—		459,169	(c)	3,861,992
Intangible assets, net	941,246	570,725	—		—		1,166,275	(d)	2,678,246
Other assets	535,200	4,523	—		628	(b)	(343	)(b)	540,008

Total assets	$6,446,229	$2,012,255	$388,000		$2,733,847		$(1,598,300)		$9,982,031

Liabilities and Equity
Liabilities
Current portion of long-term debt	$6,385	$23,488	$19,486	(b)	$61,250	(c)	$(23,488	)(e)	$87,121
Accounts payable	563,730	102,009	—		—		—		665,739
Customer advances and billings in excess of costs incurred	148,635	—	—		—		—		148,635
Accrued liabilities	350,130	176,318	—		(92	)(d)	4,670	(f)	531,026

Total current liabilities	1,068,880	301,815	19,486		61,158		(18,818)		1,432,521
Long-term debt, less current portion	1,135,624	2,397,975	40,615	(c)	2,677,349	(e)	(2,397,975	)(e)	3,853,588
Other liabilities	763,403	166,281	—		—		11,338	(g)	941,022

Total liabilities	2,967,907	2,866,071	60,101		2,738,507		(2,405,455)		6,227,131

Equity
Common stock	117	496	—		—		(496	)(h)	117
Additional paid-in capital	3,051,695	846,615	327,899	(d)	—		(846,615	)(h)	3,379,594
Retained earnings	945,944	(1,676,347)	—		(4,660	) (f)	1,628,077	(h)	893,014
Accumulated other comprehensive loss	(735,894)	(26,189)	—		—		26,189	(h)	(735,894)

Total Colfax Corp. equity	3,261,862	(855,425)	327,899		(4,660)		807,155		3,536,831
Noncontrolling interest	216,460	1,609	—		—		—		218,069

Total equity	3,478,322	(853,816)	327,899		(4,660)		807,155		3,754,900

Total liabilities and equity	$6,446,229	$2,012,255	$388,000		$2,733,847		$(1,598,300)		$9,982,031

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

COLFAX CORPORATION

	For the year ended 12/31/2017	For the year ended 12/31/2017
(in thousands, except per share amounts)	Historical Colfax	Historical DJO	Equity- Related Adjustments		Debt- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 8)
Net sales	$3,300,184	$1,186,206	$—		$—		$—		$4,486,390
Cost of sales	2,270,709	493,116	—		—		—		2,763,825

Gross profit	1,029,475	693,090	—		—		—		1,722,565
Selling, general and administrative expense	732,340	558,314	—		—		65,994	(a)	1,356,648
Restructuring and other related charges	68,351	58,775	—		—		—		127,126
Goodwill and intangible asset impairment charge	152,700	—	—		—		—		152,700
Pension settlement loss (gain)	46,933	—	—		—		—		46,933

Operating income	29,151	76,001	—		—		(65,994)		39,158
Interest expense, net	41,137	172,125	4,127	(e)	146,990	(g)	(173,878	)(b)	190,501

Income (loss) from continued operations before income taxes	(11,986)	(96,124)	(4,127)		(146,990)		107,884		(151,343)
Provision for income taxes	42,554	(60,720)	(1,568	)(f)	(55,856	)(h)	(15,542	)(c)	(91,132)

Net income (loss) from continuing operations	(54,540)	(35,404)	(2,559)		(91,134)		123,426		(60,211)
Income from discontinued operations, net of taxes	224,047	309	—		—		—		224,356

Net income (loss)	169,507	(35,095)	(2,559)		(91,134)		123,426		164,145
Less: income attributable to noncontrolling interest, net of taxes	18,417	799	—		—		—		19,216

Net income (loss) attributable to Colfax Corp.	$151,090	$(35,894)	$(2,559)		$(91,134)		$123,426		$144,929

Net income (loss) per share – basic (Note 9)
Continuing operations	$(0.59)								$(0.44)

Discontinued operations	$1.82								$1.63

Consolidated operations	$1.23								$1.19

Net income (loss) per share – diluted (Note 9)
Continuing operations	$(0.59)								$(0.44)

Discontinued operations	$1.81								$1.63

Consolidated operations	$1.22								$1.19

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

COLFAX CORPORATION

	For the nine months ended 9/28/2018	For the nine months ended 9/29/2018
(in thousands, except per share amounts)	Historical Colfax	Historical DJO	Equity- Related Adjustments		Debt- Related Adjustments		Merger- Related Adjustments		Pro Forma
		(Note 3)	(Note 5)		(Note 6)		(Note 8)
Net sales	$2,681,586	$891,517	$—		$—		$—		$3,573,103
Cost of sales	1,852,603	361,756	—		—		—		2,214,359

Gross profit	828,983	529,761	—		—		—		1,358,744
Selling, general and administrative expense	600,136	405,393	—		—		51,791	(a)	1,057,320
Restructuring and other related charges	40,791	35,222	—		—		—		76,013

Operating income	188,056	89,146	—		—		(51,791)		225,411
Interest expense, net	29,153	137,339	2,119	(e)	112,747	(g)	(134,722	)(b)	146,636
Loss on short term investments	10,128	—	—		—		—		10,128

Income (loss) from continuing operations before income tax	148,775	(48,193)	(2,119)		(112,747)		82,931		68,647
Provision (benefit) for income taxes	11,490	12,201	(530	)(f)	(28,187	)(h)	11,942	(c)	6,916

Net income (loss) from continuing operations	137,285	(60,394)	(1,589)		(84,560)		70,989		61,731
Income (loss) from discontinued operations, net of taxes	(31,262)	486	—		—		—		(30,776)

Net income (loss)	106,023	(59,908)	(1,589)		(84,560)		70,989		30,955
Less: income attributable to noncontrolling interest, net of taxes	11,721	846	—		—		—		12,567

Net income (loss) attributable to Colfax Corp.	$94,302	$(60,754)	$(1,589)		$(84,560)		$70,989		$18,388

Net income (loss) per share – basic (Note 9)
Continuing operations	$1.04								$0.47

Discontinued operations	$(0.26)								$(0.23)

Consolidated operations	$0.78								$0.24

Net income (loss) per share – diluted (Note 9)
Continuing operations	$1.03								$0.46

Discontinued operations	$(0.26)								$(0.23)

Consolidated operations	$0.77								$0.23

The accompanying notes are an integral part of these unaudited pro forma consolidated condensed financial statements.

Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements

1.	Description of Acquisition

On November 19, 2018, Colfax entered into an Agreement and Plan of Merger (the “Merger Agreement”) with, among others, DJO Global, Inc., a Delaware limited liability company, pursuant to which Colfax agreed to purchase DJO from private equity funds managed by The Blackstone Group L.P. and repay or redeem all existing indebtedness of DJO. The amount payable by Colfax in connection with the Acquisition is calculated as $3.15 billion in cash plus the aggregate amount of cash, cash equivalents and marketable securities of DJO on a consolidated basis, subject to certain adjustments set forth in the Merger Agreement. DJO develops, manufactures and distributes high-quality medical devices with a broad range of products used for rehabilitation, pain management and physical therapy.

Pursuant to the Merger Agreement, subject to the satisfaction or waiver of specified conditions, an indirect, wholly-owned subsidiary of Colfax will merge with and into DJO, with DJO continuing as the surviving company and an indirect, wholly-owned subsidiary of Colfax. The Acquisition is expected to close in the first quarter of 2019, subject to the satisfaction of customary closing conditions.

Colfax anticipates that approximately $3.2 billion will be required to pay the Acquisition consideration to the DJO shareholder, repay or redeem any indebtedness of DJO and to pay transaction fees and expenses relating to the Acquisition. Colfax intends to finance the Acquisition with the net proceeds from the offering of Tangible Equity Units (“TEUs”), the debt financings described below and $100.0 million of cash on hand.

Subsequent to this offering of TEUs, Colfax expects to offer approximately $1.0 billion aggregate principal amount of debt securities as additional financing for the Acquisition. The debt securities could also be issued in a smaller or larger dollar amount or with terms differing materially from those indicated in this prospectus supplement. In addition, if we are not able to raise gross proceeds in the amounts contemplated or at all, we may draw funds under the Bridge Facility. See “The Transactions—The Financing Transactions.” The timing, amounts and terms of any such issuance will depend on market conditions and other factors, and our financing plans may change. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any debt securities being offered in the debt securities offering, which will be made by a separate offering document and is not part of the offering to which this prospectus supplement relates. The completion of this TEUs offering is not contingent on the completion of the debt securities offering, and the completion of the debt securities offering is not contingent on the completion of this TEUs offering. Neither this offering nor the debt securities offering is contingent on the completion of the Acquisition or any debt financing.

Colfax also expects to enter into a new term loan and revolving credit facility with a syndicate of banks to refinance Colfax’s historical financings (the “New Credit Facility”). The New Credit Facility will consist of a $1.3 billion five-year revolving credit facility (the “New Revolver”), a $500.0 million two-year term loan facility (the “Two Year Term Loan”), and a $1.225 billion five-year term loan facility (the “Five Year Term Loan” and, together, the “New Term Loan Facilities”). Neither this offering nor the entry into, or amendment of, the credit facilities is contingent on the completion of the Acquisition or any debt financing.

In connection with entering into the Merger Agreement, we entered into a debt commitment letter (the “Commitment Letter”), dated as of November 18, 2018, with JPMorgan Chase Bank, N.A., Credit Suisse AG and Credit Suisse Loan Funding LLC, pursuant to which such financial institutions have committed to provide $3.29 billion of bridge financing for the Acquisition (the “Bridge Facility”). See “Summary—Recent Developments—Acquisition of DJO—Acquisition Financing.”

2.	Basis of Presentation

The acquisition will be accounted for as a business combination by Colfax using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, under GAAP. Under the acquisition method of accounting, the total estimated purchase price of an acquisition is allocated to the net tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Such valuations are based on available information and certain assumptions that management believes are reasonable. The preliminary allocation of the estimated purchase price to the net tangible and intangible assets acquired and liabilities assumed is based on various preliminary estimates. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these pro forma financial statements. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could be material. The differences, if any, could have a material impact on the accompanying pro forma financial statements and Colfax’s future results of operations and financial position.

Colfax performed a review of DJO’s accounting policies for the purpose of identifying any material differences in significant accounting policies and any accounting adjustments that would be required in connection with adopting uniform policies. Management is not aware of any differences in the accounting policies that will result in material adjustments to the consolidated financial statements as a result of conforming the accounting policies except for the presentation of certain financial statement line items as discussed below.

The final structure and terms of the DJO acquisition financing will be subject to market conditions and may change materially from the assumptions described above. Changes in the assumptions described above would result in changes to various components of the unaudited pro forma condensed consolidated balance sheet, including cash and cash equivalents, long-term debt and additional paid-in capital, and various components of the unaudited pro forma condensed consolidated statements of income, including interest expense, earnings per share and weighted-average shares outstanding. Depending upon the nature of the changes, the impact on the pro forma financial information could be material.

The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations or financial condition would have been had the Acquisition actually occurred on the dates indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date.

3.	Reclassifications

Certain reclassifications were made to the historical financial statements of DJO to conform DJO’s financial statement line item presentation to Colfax’s presentation, which include the following:

DJO reclassifications in the unaudited pro forma condensed consolidated balance sheet as of September 29, 2018

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Prepaid expenses and other current assets	30,818	(30,818	))(a)	—
Current assets of discontinued operations	511	(511	)(a)	—
Other current assets	—	31,329	(a)	31,329
Accrued interest	47,329	(47,329	)(b)	—
Other current liabilities	128, 989	(128,989	)(b)	—
Accrued liabilities	—	176,318	(b)	176,318
Deferred tax liabilities, net	145,606	(145,606	)(c)	—
Other long-term liabilities	20,675	(20,675	)(c)	—
Other liabilities	—	166,281	(c)	166,281
Treasury stock at cost	(3,600)	3,600	(d)	—
Additional paid-in capital	850,215	(850,215	)(d)	—
Additional paid-in capital	—	846,615	(d)	846,615
Accumulated deficit	(1,676,347)	1,676,347	(e)	—
Retained earnings	—	(1,676,347	)(e)	(1,676,347)

(a)

Represents the reclassification of Prepaid expenses and other current assets and Current assets of discontinued operations on DJO’s balance sheet into Other current assets to conform to Colfax’s balance sheet presentation.

(b)	Represents the reclassification of Accrued interest and Other current liabilities on DJO’s balance sheet into Accrued liabilities to conform to Colfax’s balance sheet presentation.
(c)	Represents the reclassification of Deferred tax liabilities and Other long-term liabilities on DJO’s balance sheet into Other liabilities to conform to Colfax’s balance sheet presentation.
(d)	Represents the reclassification of Treasury stock at cost and Additional paid-in capital on DJO’s balance sheet into Additional paid-in capital to conform to Colfax’s balance sheet presentation.
(e)	Represents the reclassification of Accumulated deficit on DJO’s balance sheet into Retained earnings to conform to Colfax’s balance sheet presentation.

DJO reclassifications in the unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2017

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Selling, general, and administrative	456,739	(456,739	)(f)	—
Research and development	35,429	(35,429	)(f)	—
Amortization of intangible assets	66,146	(66,148	)(f)	—
Selling, general, and administrative expense	—	558,314	(f)	558,314
Cost of sales	4,991	(4,991	)(g)	—
Selling, general and administrative	53,784	(53,784	)(g)	—
Restructuring and other related charges	—	58,775	(g)	58,775
Interest expense, net	174,238	(174,238	)(h)	—
Other (income) expense, net	(2,113)	2,113	(h)	—
Interest expense, net	—	172,125	(h)	172,125

(f)

Represents the reclassification of Research and development, Amortization of intangible assets, and a portion of Selling, general, and administrative on DJO’s statement of income into Selling, general, and administrative expense to conform to Colfax’s statement of income presentation.

(g)

Represents the reclassification of a portion of Cost of sales, and a portion of Selling general and administrative on DJO’s statement of income into Restructuring and other related charges to conform to Colfax’s statement of income presentation.

(h)	Represents the reclassification of Interest expense and Other (income) expense on DJO’s statement of income into Interest expense to conform to Colfax’s statement of income presentation.

DJO reclassifications in the unaudited pro forma condensed consolidated statement of income for the nine months ended September 29, 2018

(in thousands)	Before Reclassification	Reclassification		After Reclassification
Selling, general, and administrative	330,261	(330,261	)(i)	—
Research and development	30,687	(30,687	)(i)	—
Amortization of intangible assets	44,445	(44,445	)(i)	—
Selling, general, and administrative expense	—	405,393	(i)	405,393
Cost of sales	14,024	(14,024	)(j)	—
Selling, general and administrative	21,198	(21,198	)(j)	—
Restructuring and other related charges	—	35,222	(j)	35,222
Interest expense, net	136,299	(136,299	)(k)	—
Other (income) expense, net	1,040	(1,040	)(k)	—
Interest expense, net	—	137,339	(k)	137,339

(i)

Represents the reclassification of Research and development, Amortization of intangible assets, and a portion of Selling, general, and administrative on DJO’s statement of income into Selling, general, and administrative expense to conform to Colfax’s statement of income presentation.

(j)

Represents the reclassification of a portion of Cost of sales, and a portion of Selling general and administrative on DJO’s statement of income into Restructuring and other related charges to conform to Colfax’s statement of income presentation.

(k)	Represents the reclassification of Interest expense and Other (income) expense on DJO’s statement of income into Interest expense to conform to Colfax’s statement of income presentation.

4.	Preliminary Purchase Price Allocation

The pro forma adjustments include a preliminary allocation of the estimated purchase price of DJO to the estimated fair values of assets acquired and liabilities assumed at the acquisition date, with the excess recorded as Goodwill. The final allocation of the purchase price could differ materially from the preliminary allocation primarily because market prices, interest rates and other valuation variables will fluctuate over time and be different at the time of completion of the Acquisition compared to the amounts assumed for the pro forma adjustments.

The following is a summary of the preliminary purchase price allocation giving effect to the Acquisition as if it had been completed on September 28, 2018:

(in thousands)
Cash	$27,619
Trade receivables, net	172,492
Inventories, net	183,837
Other current assets	29,147
Property, plant and equipment, net	143,041
Goodwill	1,337,858
Intangible assets, net	1,737,000
Other assets	4,180

Total assets acquired	3,635,174

Accounts payable, accrued expenses and other current liabilities	(278,327)
Deferred tax liability, including current portion	(156,944)
Other long-term liabilities	(20,675)
Noncontrolling interest	(1,609)

Fair value of net assets acquired	$3,177,619

5.	Equity Related Pro Forma Adjustments

The following summarizes the pro forma adjustments in connection with the TEUs financing of the Acquisition as if it had occurred on January 1, 2017 for the purposes of the pro forma consolidated statement of income, and as if it had occurred on September 28, 2018 for the purposes of the unaudited pro forma consolidated balance sheet.

a)	Adjustment to cash consists of the following:

(in thousands)	As of Sept. 28, 2018
Gross proceeds raised from the TEUs	$400,000
Cash paid for financing fees related to TEUs	(12,000)

Net Proceeds from TEUs	$388,000

b)	Adjustment to record the current portion of the detachable debt component of TEUs.

c)	Adjustment to record the non-current portion of the detachable debt component of TEUs.

d)

Adjustment to record the detachable equity component of TEUs. Based on the expected structure of the TEUs, Colfax expects the purchase contract component of the TEUs to meet equity classification. The classification of the TEU will be subject to detailed assessment once finalized and a different conclusion may result in a material impact on these unaudited pro forma condensed consolidated financial information.

e)	Adjustment to interest expense consists of the following:

(in thousands)	Year ended December 31, 2017	Nine months ended Sept. 28, 2018
Interest expense related to the debt component of TEUs	$3,148	$1,613
Amortization of deferred financing fees related to the debt component of TEUs(1)	979	506

Pro forma adjustment to interest expense	$4,127	$2,119

(1)

Represents fees paid to the initial purchasers for their services in arranging and structuring the financing as well as other debt issuance costs. The fees were allocated between the debt and equity component on a pro-rata basis. Only the deferred financing fees related to the debt component of the TEUs will be amortized. These fees will be amortized using the effective interest method.

f)

Adjustment to record the income tax impacts of the pro forma adjustments using a statutory tax rate of 38.0% for the year ended December 31, 2017 and 25.0% for the nine months ended September 28, 2018. These rates do not reflect Colfax’s effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing these statements.

6.	Debt Related Pro Forma Adjustments

The following summarizes the pro forma adjustments in connection with the new debt financing of the Acquisition and the refinancing of certain historical financings of Colfax as if each had occurred on January 1, 2017 for the purposes of the pro forma consolidated statement of income, and as if each had occurred on September 28, 2018 for the purposes of the unaudited pro forma consolidated balance sheet.

(a)	Adjustment to cash consists of the following:

(in thousands)	As of Sept. 28, 2018
Amounts borrowed under the debt securities	$1,000,000
Amounts borrowed under the Two Year Term Loan	500,000
Amounts borrowed under the Five Year Term Loan	1,225,000
Amounts drawn down on New Revolver	682,999
Cash paid for financing fees related to the debt securities	(12,500)
Cash paid for financing fees related to the Two Year Term Loan	(3,750)
Cash paid for financing fees related to the Five Year Term Loan	(9,188)
Cash paid for financing fees related to the New Revolver	(3,250)
Cash paid in connection with repayment of historical financing	(646,092)

Net amount of cash from debt financing	$2,733,219

(b)	Adjustment to other assets consists of the following:

(in thousands)	As of Sept. 28, 2018
Record deferred financing fees related to the New Revolver(1)	$3,250
Eliminate deferred financing fees related to the repayment of historical financing	(2,622)

Total adjustment to other assets	$628

(1)	The capitalized costs will be amortized over the term of the New Revolver on a straight-line basis.

(c)	Adjustment to record the current portion of long-term debt related to 5 Year Term Facility.

(d)	Adjustment to eliminate the accrued interest associated with repayment of historical financing

(e)	Adjustment to long-term debt consists of the following:

(in thousands)	As of Sept. 28, 2018
Record aggregate amount of the debt securities	$1,000,000
Record aggregate amount of the Two Year Term Loan	500,000
Record aggregate amount of the Five Year Term Loan, less current portion	1,163,750
Record amount drawn down on New Revolver	682,999
Less: Cash paid for financing fees related to the debt securities	(12,500)
Less: Cash paid for financing fees related to the Two Year Term Loan	(3,750)
Less: Cash paid for financing fees related to the Five Year Term Loan	(9,188)
Less: Repayment of historical financing, net of deferred financing fees	(643,962)

Total adjustment to debt, net of current portion	$2,677,349

(f)	Adjustment to retained earnings consists for the following:

(in thousands)	As of Sept. 28, 2018
Eliminate deferred financing fees related to the repayment of historical financing, classified as other assets	$(2,622)
Eliminate deferred financing fees related to the repayment of historical financing, classified as contra liability	(2,038)

Total adjustment to retained earnings	$(4,660)

(g)	Adjustment to interest expense consists of the following:

(in thousands)	Year ended December 31, 2017	Nine months ended Sept. 28, 2018
Interest expense related to new debt borrowings(1)	$138,401	$101,713
Interest expense related to draw down from New Revolver	33,202	24,901
Amortization of deferred financing fees(2)	6,232	4,601
Add back: interest expense related to historical financing(3)	(30,845)	(18,468)

Pro forma adjustment to interest expense	$146,990	$112,747

(1)	Comprised of interest expense related to the debt securities and Term Facilities.
(2)

Represents fees paid to the initial purchasers for their services in arranging and structuring the financing as well as other debt issuance costs. Deferred financing fees related to the debt securities and Term Facilities are amortized using the effective interest method. Deferred financing fees related to the New Revolver are amortized on a straight-line basis.

(3)	Represents interest expense related to the debt that will be paid off in connection with the new debt financing of the Acquisition and the refinancing of certain historical financings of Colfax.

The adjustment to interest expense assumes the principal, stated amount, assumed rates on the New Revolver and Term Facilities do not change from those assumed, however, a 0.125% change in the respective variable interest rate of the New Revolver and Term Facilities would result in an increase or decrease in pro forma interest expense of approximately $3.0 million for the year ended December 31, 2017 and $2.2 million for the nine months ended September 28, 2018.

(h)

Adjustment to record the income tax impacts of the pro forma adjustments using a statutory tax rate of 38.0% for the year ended December 31, 2017 and 25.0% for the nine months ended September 28, 2018. These rates do not reflect Colfax’s effective tax rate, which includes other items and may differ from the rates assumed for purposes of preparing these statements.

7.	Merger Related Pro Forma Consolidated Condensed Balance Sheet Adjustments

The following summarizes the pro forma adjustments in connection with the Acquisition (including associated repayment or redemption of all existing indebtedness of DJO) to give effect as if it had been completed on September 28, 2018 for the purposes of pro forma consolidated balance sheet:

(a)	Adjustment to cash consists of the following:

(in thousands)	As of Sept. 28, 2018
Base Merger Cash Consideration	$3,150,000
Plus: DJO Cash	27,619

Aggregate Estimated Merger Consideration	$3,177,619
Plus: Other estimated transaction fees and expenses incurred by Colfax	43,600

Total merger related adjustment to cash	$3,221,219

Aggregate Estimated Merger Consideration does not give effect to all adjustments to the total amount payable by Colfax under the Merger Agreement. Such amounts may differ from the estimates presented herein based on movements in DJO working capital and cash balances, among other reasons.

(b)

Adjustment to eliminate amounts related to derivative instruments associated with DJO’s historical indebtedness, eliminates certain existing deferred financing fees and establishes deferred financing fees associated with financing the acquisition.

(c)

Adjustment to eliminate DJO’s historical goodwill of $878.7 million and to recognize goodwill of the proposed DJO acquisition of $1,337.9 million. Goodwill is calculated as the difference between the estimated purchase price and the fair value of identifiable tangible and intangible assets acquired, net of liabilities assumed. The adjustment is preliminary and subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price.

(d)

Adjustment to eliminate DJO’s historical intangible assets, net of $570.7 million and to recognize the estimated step-up in fair value of intangible assets acquired consisting of trade names, technology, and customer relationships. The fair value of the intangible assets acquired is as follows:

(in thousands)	As of Sept. 28, 2018
Trade names	$479,000
Technology	304,000
Customer relationships	954,000

Fair value of intangible assets acquired	$1,737,000

The fair value of acquired tradenames and technology were determined using the “relief from royalty method,” which is a variation of the income approach. It is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. The fair value of customer relationships was determined using the “excess earnings method” which is a variation of the income approach based on expected future revenues derived from the customers acquired. The above fair value estimates are preliminary and subject to change and could vary materially from the actual adjustment on the consummation date.

(e)

Adjustment to eliminate $23.5 million of DJO’s current portion of long-term debt and $2,398.0 million of DJO’s non-current portion of long-term debt that will be repaid, or caused to be repaid, by Colfax as part of the Acquisition from the $3.15 billion merger consideration.

(f)	Adjustment to accrue for transaction fees and expenses to be incurred by DJO.

(g)	Adjustment to other liabilities is related to changes in deferred tax liabilities and is as follows:

(in thousands)	As of Sept. 28, 2018
Incremental increase to intangible assets that do not have tax basis	$288,590
Reversal of U.S. valuation allowance	(234,383)
Reset of deferred tax liabilities associated with DJO historical goodwill	(42,870)

Total adjustment to other liabilities	$11,338

(h)	Adjustment to total equity consists of the following:

As of Sept. 28, 2019
Eliminate DJO’s historical equity	$855,425
Adjustment to accrue for transaction fees and expenses to be incurred by DJO	(4,670)
Adjustment to accrue for other estimated transaction fees and expenses to be incurred by Colfax	(43,600)

Total adjustment to equity	$807,155

8.	Merger Related Pro Forma Consolidated Condensed Statement of Income Adjustments

The following summarizes the pro forma adjustments in connection with the Acquisition to give effect as if it had been completed on January 1, 2017 for the purposes of pro forma consolidated statements of income:

(a)

Adjustment represents the increase in the amortization of intangible assets associated with the respective step-up in the fair value of acquired identifiable intangible assets, and the adjustment to remove non-recurring transaction costs to be incurred by DJO. For purposes of the pro forma consolidated statements of income, amortization expense was recorded on a straight-line basis over the life of the acquired intangible assets.

(b)	Adjustment to eliminate interest expense related to historical DJO indebtedness and related derivatives that will not be assumed by Colfax.

(c)

Adjustment to record the income tax impacts of the pro forma adjustments using a statutory tax rate of 38.0% for the year ended December 31, 2017 and 25.0% for the nine months ended September 28, 2018.

These rates do not reflect Colfax’s effective tax rate, which includes foreign taxes and other items and may differ from the rates assumed for purposes of preparing these statements.

In addition to recording the income tax impacts of the pro forma adjustments using the aforementioned statutory rates, there are separate adjustments to (1) record the income tax benefit due to changes in U.S. valuation allowance of $56.5 million for the year ended December 31, 2017 and $17.8 million for the nine months ended September 28, 2018 and (2) record the income tax expense due to tax reform of $9.1 million for the nine months ended September 28, 2018.

No pro forma adjustment was made to eliminate the $(118.4)M income tax benefit related to the re-measurement of valuation allowance due to the reduction in the U.S. corporate income tax rate from 35% to 21%. The re-measurement of deferred taxes is not an event directly attributable to the transaction and will not have continuing impact.

9.	Earnings Per Share

The unaudited pro forma consolidated basic and diluted earnings per share (‘‘EPS’’) for the year ended December 31, 2017 and the nine months ended September 28, 2018 are based on pro forma income reflecting the adjustments discussed above divided by the basic and diluted pro forma weighted-average number of common shares outstanding.

In connection with the TEU issuance, prepaid stock purchase contracts were issued, which give the holder the mandatory option to redeem the stock contracts for a variable number of common shares, subject to a minimum share settlement rate, for no additional consideration. The unaudited pro forma basic EPS calculation gives effect to the assumed TEU issuance by including the minimum number of shares issuable in its weighted average shares outstanding, as if they were issued and outstanding as of January 1, 2017, such that the total average of weighted shares outstanding would be 137.7 million and 132.2 million for the year ended December 31, 2017 and the nine months ended September 28, 2018, respectively, on a pro forma consolidated basis.

The unaudited pro forma diluted EPS calculation should give effect to all potentially dilutive shares following the close of the Transactions, including the shares issuable pursuant to the prepaid stock purchase contracts as part of the TEU issuance. For purposes of calculating unaudited pro forma diluted EPS, the incremental amount of shares that would be exercisable based on the Company’s assumed share price at issuance of $23.00 are included. The exercise of the prepaid stock purchase contracts is assumed to have occurred on January 1, 2017. The shares issuable pursuant to the exercise of the stock purchase contracts and stock-based compensation awards have been excluded from the calculation of unaudited pro forma diluted EPS for the year ended December 31, 2017 because the effect would have been anti-dilutive.

The unaudited pro forma basic EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended December 31, 2017	Nine months ended Sept. 28, 2018
Pro forma net (loss) income attributable to continuing operations	$(60,211)	$61,731
Pro forma basic weighted-average common shares outstanding	137,723	132,203

Pro forma basic EPS - continuing operations	$(0.44)	$0.47

Pro forma net income (loss) attributable to discontinued operations	$224,356	$(30,776)
Pro forma basic weighted-average common shares outstanding	137,723	132,203

Pro forma basic EPS - discontinued operations	$1.63	$(0.23)

Pro forma net (loss) income	$164,145	$30,955
Pro forma basic weighted-average common shares outstanding	137,723	132,203

Pro forma basic EPS - consolidated operations	$1.19	$0.24

Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum 2.6 million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would increase pro forma basic earnings per share from continuing operations by $0.01 per share for the year ended December 31, 2017 and decrease by $0.01 per share for the nine months ended September 28, 2018, respectively.

The unaudited pro forma diluted EPS are calculated as follows:

(in thousands, except per share amounts)	Year ended December 31, 2017	Nine months ended Sept. 28, 2018
Pro forma net (loss) income attributable to continuing operations	$(60,211)	$61,731
Pro forma diluted weighted-average common shares outstanding	137,723	135,619

Pro forma diluted EPS - continuing operations	$(0.44)	$0.46

Pro forma net income (loss) attributable to discontinued operations	$224,356	$(30,776)
Pro forma diluted weighted-average common shares outstanding	137,723	135,619

Pro forma diluted EPS - discontinued operations	$1.63	$(0.23)

Pro forma net (loss) income	$164,145	$30,955
Pro forma diluted weighted-average common shares outstanding	137,723	135,619

Pro forma diluted EPS - consolidated operations	$1.19	$0.23

Should the underwriters fully exercise their option to purchase additional shares of common stock, which is limited to a maximum 2.6 million additional shares, our pro forma weighted-average shares outstanding would increase by such amount, and would increase pro forma diluted earnings per share from continuing operations by $0.01 per share for the year ended December 31, 2017 and decrease by $0.01 per share for the nine months ended September 28, 2018, respectively.